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November 7, 2018	Renee M. Hardt Shareholder +1 312 609 7616 rhardt@vedderprice.com

Via Edgar

Ms. Mindy Rotter
Mr. Alberto Zapata
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Wilshire Variable Insurance Trust (the “Registrant” or the “Trust”) File No. 333-227730

Dear Ms. Rotter and Mr. Zapata:

On behalf of the Registrant, this letter is in response to the comments Ms. Rotter provided on October 19, 2018 and Mr. Zapata provided on November 1, 2018 regarding the registration statement on Form N-14 filed on October 5, 2018 relating to the issuance of shares of beneficial interest in connection with the reorganization of each of the Wilshire 2015 Fund, Wilshire 2025 Fund and Wilshire 2035 Fund (the “Acquired Funds”) into the Wilshire Global Allocation Fund (the “Acquiring Fund”), each a series of the Registrant.

Accounting Comments

1.	Comment: With respect to the pro forma financial statements, please provide the required footnotes: valuation, the basis of consolidation, tax status, the use of estimates and the costs relating to the merger.

Response: The Registrant has added the required footnotes.

2.	Comment: Please update the capitalization table to June 30, 2018 to be consistent with the pro forma financial statements. (The pro forma adjustment information in the capitalization table appears to agree with the pro form financial statements.)

Response: The capitalization table has been updated accordingly.

3.	Comment: Please confirm that the fees and expenses in the fee table represent current fees and expenses as required by Form N-14, Item 3.

Response: The Registrant confirms that the fee tables presented conform to Form N-14, Item 3.

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Ms. Mindy Rotter
Mr. Alberto Zapata

November 7, 2018

4.	Comment: Please confirm that the Acquired Funds’ expense limitation agreement allows for recoupment of previously waived fees/reimbursed expenses post-merger.

Response: The previously waived fees/reimbursed expenses of the Acquired Funds are not recoverable after the mergers.

5.	Comment: Under “Principal Investment Strategies – Overview,” please include the Acquiring Fund’s target allocation to fixed income and equity for comparative purposes.

Response: The requested target allocation information for the Acquiring Fund has been included.

6.	Comment: Please confirm the accuracy of the portfolio composition on page 11.

Response: The Registrant has updated the portfolio composition table accordingly.

7.	Comment: Please reconcile the five-year returns of the Wilshire 5000 Index as shown on page 22 [15.67%] with that shown in the prospectuses of the Wilshire 2015 and Wilshire 2025 Funds [15.28%].

Response: The five-year return of the Wilshire 5000 Index as shown in the registration statement filed on Form N-14 [15.67%] is accurate as presented. In addition, the ten-year return of the Wilshire 5000 Index has been updated in the registration statement filed on Form N-14 [8.64%]. A supplement to the prospectuses of the Wilshire 2015 Fund, Wilshire 2025 Fund and Wilshire 2035 Fund has been filed with the SEC to correct the stated returns of the Wilshire 5000 Index, as appropriate.

8.	Comment: In the pro forma combined schedule of investments, please identify with specific tick marks those positions expected to be sold prior to or after the closing date of the merger so that each Acquired Fund will conform to the Acquiring Fund’s statutory investment limits, compliance guidelines and/or investment restrictions.

Response: In lieu of identifying positions expected to be sold prior or after the closing date of the merger with tickmarks, the Registrant has included the requested information in a table format included as Appendix C to the Prospectus/Proxy Statement.

Ms. Mindy Rotter
Mr. Alberto Zapata

November 7, 2018

Legal Comments

Questions and Answers

9.	Comment: Please address any portfolio repositioning that may occur as a result of the mergers.

Response: The Registrant has included the additional disclosure as Appendix C to the Prospectus/Proxy Statement, and a cross-reference to such disclosure has been added in the Questions and Answers.

10.	Comment: The answer to the “What happens if the proposed mergers are not completed?” references closing conditions. Please provide additional detail regarding such conditions or a cross-reference to a section that provides additional detail.

Response: A cross-reference has been added to the Answer and additional detail has been added in the Prospectus/Proxy Statement.

Proxy Card and Notice

11.	Comment: Since shareholders of each Acquired Fund vote separately on the merger, please breakout the vote on the proxy card and the Notice into separate votes.

Response: The proxy card and Notice have been updated accordingly.

Synopsis

12.	Comment: In the first paragraph under (1), please rephrase “pro-rata distribution” in plain English.

Response: The language has been revised to read “proportional allocation.”

13.	Comment: In (3), the cross-reference to “The Board’s Approval of the Mergers” is not correct.

Response: The cross-reference has been revised to read “Information About the Proposed Mergers – Background and Board’s Considerations Relating to the Proposed Mergers.”

Comparison of Fees and Expenses

14.	Comment: Please confirm that the Pro forma expenses comply with the guidance regarding pro forma expenses for multiple mergers in the SEC staff’s 1995 Dear CFO letter.

Response: A schedule reflecting pro forma combined expense ratios for every possible combination involving the Target Fund and the Acquiring Funds has been included in the prospectus/proxy statement. The Registrant hereby confirms that the presentation of pro forma expenses comply with the guidance outlined in the SEC’s 1995 Dear CFO letter.

Ms. Mindy Rotter
Mr. Alberto Zapata

November 7, 2018

15.	Comment: In footnote 1, please rephrase “pro rata” in plain English.

Response: The language has been revised to read “proportionately.”

Comparison of Investment Objectives and Principal Investment Strategies

16.	Comment: Include a side-by-side comparison of each Fund’s investment objective.

Response: The disclosure has been revised accordingly.

17.	Comment: For the side-by-side comparison of principal investment strategies, include the headings on each page. In addition, for the 2035 Fund and Global Allocation Fund, include the same type of comparative disclosure as is provided for the 2015 Fund and 2025 Fund.

Response: The disclosure has been revised accordingly.

18.	Comment: Rather than listing the Underlying Funds and their strategies, provide a side-by-side comparison showing the types of investments the Acquired and Acquiring Funds make indirectly through their investments in the underlying Funds.

Response: The disclosure has been revised accordingly.

Risk and Returns Comparison

19.	Comment: Include a side-by-side comparison of each Fund’s principal risks. In doing so, it is not necessary to mention the specific Underlying Fund subject to a particular risk.

Response: The disclosure has been revised accordingly.

20.	Comment: At the end of this section, include a side-by-side comparison of the Funds’ investment restrictions.

Response: The disclosure has been added.

Other Comparative Information

21.	Comment: Include disclosure regarding any portfolio repositioning to occur as a result of the mergers, including the percentage and any associated costs.

Response: The Registrant has included the additional disclosure as Appendix C to the Prospectus/Proxy Statement, and cross-references to such disclosure have been added in various places in the Questions and Answers and in the Prospectus/Proxy Statement.

22.	Comment: As required by Form N-14, Item 4(a)(5), describe any material differences in shareholder rights between the Acquired Funds and the Acquiring Funds.

Ms. Mindy Rotter
Mr. Alberto Zapata

November 7, 2018

Response: There are no differences in the rights of shareholders of the Acquired Funds and shareholders of the Acquiring Fund. Disclosure to this effect has been added to the paragraph titled “Charter Documents.”

Information About the Proposed Mergers

23.	Comment: In the fourth paragraph, include disclosure regarding any portfolio repositioning to occur as a result of the mergers, including the percentage and any associated costs.

Response: The Registrant has included the additional disclosure as Appendix C to the Prospectus/Proxy Statement.

24.	Comment: Revise the seventh paragraph to explain what happens if shareholders of one or more Acquired Fund(s) approve the merger and shareholders of one or more Acquired Fund(s) do not.

Response: The disclosure has been revised accordingly.

25.	Comment: Disclose the alternative to the mergers considered by the Board and the Board’s related analysis.

Response: The disclosure has been revised accordingly.

26.	Comment: Confirm that the disclosure includes, or revise the disclosure to include, all materially adverse factors considered by the Board.

Response: Since the total annual operating expense ratio of the Acquiring Fund (post mergers) is expected to be lower than that of each Acquired Fund, the Registrant does not believe the fact that the Acquiring Fund’s contractual and actual advisory fees are higher than those of each Acquired Fund is a materially adverse factor. However, disclosure regarding the Board’s consideration of such fact has been added. In addition, the Registrant confirms that the disclosure includes all materially adverse factors considered by the Board.

Information About Voting and the Special Meeting

27.	Comment: The first paragraph references proxy solicitation costs. Disclose the material terms of the agreement with the proxy solicitor.

Response: The cost estimate included in this paragraph includes all costs associated with the mergers, not only the proxy solicitation costs. The disclosure has been revised to clarify this. In addition, disclosure regarding the proxy solicitor agreement has been added.

28.	Comment: Confirm that the information regarding control persons and principal holders of Fund shares will be as of the record date or 30 days prior to the date of the Prospectus/Proxy Statement.

Response: As noted in the disclosure, such information will be as of the record date.

Ms. Mindy Rotter
Mr. Alberto Zapata

November 7, 2018

SAI

29.	Comment: Incorporate by reference the SAI for each Fund and include the 1933 Act file number.

Response: The disclosure has been revised to incorporate the Funds’ SAI by reference and to include the 1933 Act file number.

*       *       *

The Registrant intends to request acceleration of the registration statement so that it will become effective on or about November 9, 2018.

If you have any questions regarding these responses, please call me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/ser